December 22, 2005
Mr. Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, D.C. 20549-4561

Re:	Form 10-KSB for the fiscal year ended March 31, 2005, filed July 28, 2005 (the Filing) File No 333-5278-NY

Dear Mr. Krikorian
     This letter is in response to your notice dated September 26, 2005. In providing this response, PowerHouse Technologies Group Inc. (the Company) acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	SEC staff comments or changes in disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
Report of Independent Registered Accounting Firm, page F-26
Comment:
1.	We note that the report issued by BDO Seidman, LLP on June 13, 2005 includes an audit opinion on the results of operations and cash flows for the three years ended March 31, 2005. However, the first paragraph of the report indicates that BDO Seidman, LLP only audited the year ended and the period from May 16, 2002 (inception) to March 31, 2005. Please reconcile these statements in the audit report.
555 Twin Dolphin Drive, Suite 650            Phone: 650-232-2600           Fax: 650-232-2699
www.pwhtgroup.com

Response:
The Report of Independent Registered Public Accounting Firm was prepared by BDO Seidman, LLP and as such we cannot comment on the language that BDO Seidman, LLP chose to use in its report. As noted in Item 8 of the Filing, the Company engaged BDO Seidman, LLP to perform an audit of its financial statements as of and for the year ended March 31, 2005. Subsequent to the Filing, the Company engaged Hein & Associates, LLP to serve as its independent auditor, and to reaudit the financial statements for the year ended March 31, 2005 (as disclosed in the Form 8-K dated October 20, 2005 and filed by the Company on October 26, 2005). As such, we believe that the report issued by Hein & Associates, LLP in the amended Form 10-KSB contains language that clearly indicates the periods covered by the report.
Note 3. Acquisition of First Person Software, Inc., page F-38
Comment :
2.	We note that in June 2004 you acquired the remaining 51% of First Person. You indicate that the transaction was treated as an asset purchase for accounting purposes. Explain how you considered the guidance in EITF 98-3 in determining that First Person was not a business and the transaction should not be accounted for as a business combination under SFAS 141. We note from your Form 8-K/A filed October 18, 2004 that First Person was a development stage company, however it appears that First Person had commenced their planned principal operations.
Response:
In analyzing the acquisition of the remaining 51% of First Person that the Company did not previously own, the Company considered the guidance in both SFAS 141 and EITF 98-3. In considering such guidance, the Company, in its original filing of its Form 10-KSB, determined that the transaction was an asset purchase even though there were other indicators that the transaction was a business combination. The factors leading to the conclusion of an asset purchase included the fact that a significant amount of the fair value of First Person was represented by a single identifiable intangible asset, albeit less than 97% of the fair value contemplated in EITF 98-3.
The Company has re-evaluated the accounting treatment for its acquisition of First Person, and concluded that the acquisition should have been accounted for as the acquisition of a business. Accordingly, the Company’s amended Form 10-KSB includes restated financial statements treating the acquisition of First Person as a business combination in accordance with SFAS 141.
555 Twin Dolphin Drive, Suite 650            Phone: 650-232-2600           Fax: 650-232-2699
www.pwhtgroup.com

Comment :
3.	You indicate that you recorded the transaction as an asset purchase in order to allocate the deferred tax liability to the assets acquired. Please clarify this statement. Also provide us with your analysis in determining that a deferred tax liability of $1,547,000 arose from this transaction.
Response:
The language concerning accounting for the transaction as an asset purchase was intended to clarify for the reader that the First Person acquisition – which was an acquisition of stock – was treated as an asset purchase for accounting purposes. As noted above, the Company has re-evaluated the accounting treatment of this transaction and is accounting for it as a business combination in its amended Form 10-KSB. In addition, the Company has determined that the deferred tax liability should not have been recorded and amended its Form 10-KSB accordingly. Under FAS 109, as a result of the business combination, if the acquiring company determined that the pre-existing deferred tax assets are more-than-likely-not to be realized by the combined business enterprise, then the valuation allowance should be reduced or eliminated. FAS 109.266 requires such reduction in the valuation allowance be accounted for as part of the business combination.
Note 8. Stockholders’ Equity, page F-44
Comment :
4.	We note that you recorded deemed dividends of $4,230,400 and $821,995 to eliminate the discount and accrete the allocated fair value of the Senior A Preferred Stock and Junior A Preferred Stock to their respective carrying values. Explain the basis for this accretion and how you considered the guidance in EITF Topic D-98, which indicates that if a security is not redeemable currently, subsequent adjustment is not necessary until it is probable that the security will become redeemable.
Response:
The Company has reevaluated its position in relation to the deemed dividends. Under the guidance of EITF Topic D-98, the Company had concurred that the securities issued in Fiscal Year 2005 included a redemption feature, yet it was not probable that the securities would ever be redeemed. Therefore, the warrants should have been classified as temporary equity, and not a liability. The Company believes the correct action would be to reverse our previous treatment and in doing so, eliminate the deemed dividends and subsequent mark-to-market adjustments. The amended 10-KSB for the year ended March 31, 2005 reflects this treatment.
555 Twin Dolphin Drive, Suite 650            Phone: 650-232-2600           Fax: 650-232-2699
www.pwhtgroup.com

We trust that the re-filed 10-KSB and this letter adequately address your concerns in your letter of September 26, 2005.

Best regards,

Richard Liebman
Chief Financial Officer
555 Twin Dolphin Drive, Suite 650            Phone: 650-232-2600           Fax: 650-232-2699
www.pwhtgroup.com